Exhibit 99.1
22 August 2005

James Hardie Industries N.V.

ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited

The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	Atrium, 8th Floor Strawinskylaan 3077 1077 ZX Amsterdam, The Netherlands

Telephone: 31-20-301 2980 Fax: 31-20-404 2544
Dear Sir,
Pursuant to Listing Rule 3.13.2 we advise that all resolutions set out in the Notice of Annual General Meeting dated 15 July 2005 were carried at the Annual General Meeting of the Company held today in Amsterdam, The Netherlands.
Details of votes cast are set out below:

MOTION		FOR	AGAINST	ABSTAIN
ORDINARY RESOLUTIONS
1.	Receive and adopt annual report and accounts for the financial year ended 31 March 2004	293,745,064	13,359	25,249,107
2.	Receive and adopt annual report and accounts for the financial year ended 31 March 2005	293,739,383	13,359	25,248,016
3a).	Re-election of Mr M R Brown to the Supervisory and Joint Boards	304,033,350	12,958,648	146,640
3b).	Re-election of Mr GJ Clark to the Supervisory and Joint Boards	308,295,916	8,691,901	146,504
3c).	Re-election of Mr JRH Loudon to the Supervisory and Joint Boards	305,278,091	10,252,011	31,784
4a).	Election of Mr L Gries to the Managing Board	307,101,303	8,720,227	49,662
4b).	Election of Mr R L Chenu to the Managing Board	307,077,906	8,724,258	56,862
4c).	Election of Mr B P Butterfield to the Managing Board	307,085,450	8,718,539	51,995
5a).	Renew approval for the SBSP and issue of shares under the SBSP	315,013,894	779,487	66,847
5b).	Approve participation in SBSP by Ms M Hellicar	315,135,278	621,060	85,087
5c).	Approve participation in SBSP by Mr J Barr	315,211,787	522,353	96,185
5d).	Approve participation in SBSP by Mr M R Brown	315,127,644	611,413	96,185
5e).	Approve participation in SBSP by Mr P S Cameron	315,210,521	520,353	97,606
5f).	Approve participation in SBSP by Mr G J Clark	315,214,331	525,243	95,006
5g).	Approve participation in SBSP by Mr M J Gillfillan	315,144,366	518,353	97,606
5h).	Approve participation in SBSP by Mr J H R Loudon	315,209,931	522,643	100,106
5i).	Approve participation in SBSP by Mr D G McGauchie	315,214,928	521,483	94,189

MOTION		FOR	AGAINST	ABSTAIN
ORDINARY RESOLUTIONS
6.	Adopt Managing Board Remuneration Policy	311,789,799	3,544,101	488,576
7a).	Approve establishment of MBTSOP and issue of options	311,692,416	3,995,529	128,385
7b).	Approve participation in MBTSOP and issue of option to Mr L Gries	309,146,793	6,038,698	130,605
7c).	Approve participation in MBTSOP and issue of options to Mr R L Chenu	309,061,775	6,049,247	128,705
7d).	Approve participation in MBTSOP and issue of option to Mr B P Butterfield	309,071,121	7,297,071	122,685
8a).	Renewal of authority for the Supervisory Board to issue shares and grant options	315,886,199	633,101	79,143
8b).	Renewal of authority for the Company to limit or exclude pre-emptive rights	315,984,833	532,542	73,516
9.	Renewal of authority for the Company to acquire its own shares	315,836,716	723,889	41,695
10.	Renew Article 49 takeover provisions for 5 years from the passing of the resolution	316,352,735	181,231	59,439
11a).	Amendments to the Articles of Association	312,721,841	3,793,325	66,011
11b).	Procedural authorisations regarding amendments to the Article of Association	316,395,677	107,384	63,996
Yours faithfully

James Hardie Industries NV
By: Benjamin Butterfield
As: Company Secretary